C·A·R·T
Championship Auto Racing Teams



CHAMPIONSHIP AUTO RACING TEAMS, INC.

→ 2001 ANNUAL REPORT

→ AS A MOTORSPORTS GOVERNING BODY, CART PROVIDES A

IN WHICH TEAMS, DRIVERS, TRACKS AND SPONSORING BRANDS CAN DEMONSTRATE AND CONTEST THE FULL EXTENT OF THEIR ABILITIES.

AND ONLY CART'S GLOBAL EVENT AND MEDIA REACH CAN EXPORT THESE AMERICAN IDEALS TO WORLD MARKETS IN A MEANINGFUL MANNER.


GLOBALLY INSPIRED - LOCALLY RELEVANT

To our investors



Welcome to the dawn of a new era at Championship Auto Racing Teams, Inc.

Given the opportunity to put together a team of committed and passionate people at CART at the end of 2001, I embraced the challenge. I did so as I believe passionately in the product. And because I believe it is a good business opportunity – for all of us.

I would like to take a moment here to provide you with some insight into how we are working at CART both to gain your confidence and grow your investment.

CART is being transformed from a sanctioning organization to a marketing services company. Our No.1 objective is to create and facilitate an environment in which each and every member of the CART community – fans, shareholders, race promoters, teams, drivers, sponsors, manufacturers, officials and employees – derives benefit.

CART is a multi-national sports property. It delivers a worldwide platform – with a particular focus on North America – for sponsors and manufacturers alike. In 2001, we expanded into Europe and Mexico and, for 2002, we reinforced our commitment to North America by adding FedEx Championship Series races in Montreal, Denver and Mexico City. More significant markets will join the schedule in the future, both in North America and around the world; however, first and most importantly, we will focus on our existing core events and take them to a higher level.

Helping to stimulate that further growth, we plan to take a more active role in the promotion of our events, even serving as promoter or co-promoter on select occasions. The strength of our balance sheet allows us to pursue these opportunities, when appropriate in the interest of you, our shareholders.

We are optimistic and enthused about our new television relationship with Fox Networks, Speed Channel and CBS. The agreement gives us an unprecedented amount of programming that will allow us to build awareness, interest and demand for our racing. Renewed sponsor relationships with FedEx, Worldcom and Motorola have set the stage for others to join us as we move through 2002 and beyond.

Of course, CART's racing is our core product; the unique combination of the FedEx Championship on road courses, street races and ovals, is unequalled for spectacle, drama and excitement. This coupled with our variety of market venues makes us a superior multinational and economical sports marketing vehicle that is second to none. We are committed to conducting our sport with fairness and integrity, and we have ensured its growth and future success by clearly defining, streamlining and strengthening the CART Toyota Atlantic Championship, the leading preparatory series for the FedEx Championship Series.

The entire CART management team is working hard every day to deliver more return for your investment. We appreciate your support and confidence, and we warmly welcome you as you join us as shareholders – and fans – of the world's greatest racing.

I would like to take this opportunity to thank not only our employees for their loyalty and dedication but also our Board of Directors who have patiently supported management both past and present.

I would also like to thank you, our shareholders, for your support. This is a great company, and I consider myself privileged to be able to serve as your CEO.

Chris Pook, President and CEO





Clockwise from left: Enabling the fans to get up close to the cars and the stars is an integral part of CART's policy. The racing action is fast and close wherever the FedEx Championship Series goes, whether on superspeedways, road courses or street circuits such as this one in Toronto. Drivers come from all around the globe to shoot for gold, with Scottish challenger Dario Franchitti one of the overseas challengers


sparco
HONDA


MOLSON
EXPORT
Player's
KOOL





→ [illegible] X CHAMPIONSHIP SERIES IS ALONE IN ITS DIVERSITY AND IS, [illegible] THE TRUEST TEST OF DRIVER, TEAM AND TECHNOLOGY. A CART CHAMPION IS A COMPLETE CHAMPION, THE ONLY ONE TO [illegible] NDAR OF INTRICATE ROAD COURSES, UNPREDICTABLE [illegible] CIRCUITS AND SUPERSONIC OVALS.



KLEIN TOOLS
Dario
Franchi

DEPTH AND DIVERSITY

⇒ World's longest running series

On June 6, 1909, Howard Covey won a road race in Portland, Oregon, in what would prove to be the first event in the world's longest running racing series. In the 93 years since, The American National Championship has persevered uninterrupted (except 1942-'45) and, remarkably, has had only three governing bodies: AAA (1909-'55); USAC (1956-'79) and CART (1979-Present).

⇒ Champ Car racing then and now

During that first season in 1909, 21 of the 24 events were road races with the remainder held on oval tracks. In 2002, the CART FedEx Championship Series will be decided on two bullring ovals, three speedways, one superspeedway, eight city street circuits, one temporary airport circuit and five natural terrain road courses.

Diverse, demanding, legendary and emerging

The FedEx Championship Series not only visits famed road racing circuits such as Laguna Seca, Road America and Mid-Ohio, but also oval tracks such as Milwaukee (the world's oldest), California Speedway (the world's fastest) and innovations that include the first modern speedways in Japan, Germany and England.


OTOROLA





→ WE SCREAM THROUGH THE STREETS OF THE GLOBAL VILLAGE, IN A VOICE UNMISTAKABLY AMERICAN, BUT IN A LANGUAGE TRANSCENDING CULTURES. DRIVERS FROM 10 COUNTRIES, EVENTS ON FOUR CONTINENTS AND A WORLDWIDE AUDIENCE MAKE CHAMP CAR RACING MOTORSPORTS' MOST INCLUSIVE CONTEST.



AN AMERICAN EXPERIENCE

Three-day festivals

CART is uniquely equipped to transform a city into a round-the-clock celebration of speed, influencing an audience well beyond a race weekend's live attendance. The CART events in Australia, Mexico, Canada and California are among the very largest and most anticipated sporting events in those regions.

International with a North American focus

In 2002, 16 of the 20 FedEx Championship Series events will be hosted by major markets in the NAFTA community, including: Miami, Florida; Chicago, Illinois; Los Angeles, California; Cleveland, Ohio; Denver, Colorado; Portland, Oregon; Mexico City and Monterrey, Mexico; Vancouver, Montreal and Toronto, Canada.

Racing 'round the Pacific Rim

CART is the only American motorsports vehicle to enter this critical territory. Events in Motegi, Japan and Surfers Paradise, Australia unlock what is arguably the most important international region for American brands.

The taste of Europe

As the EEC takes hold, so does CART's popularity in a market known for its open-wheel appetite. In 2001, successful new events in Germany and England put two feet firmly forward and set the tone for future expansion.


Firestone Firestone Firestone Firestone
Snap-on Snap-on
680

A REAL SPORT

Real racing

CART champions include the most influential names in racing (including F1 and Indy 500 champions). Men drawn to the purity of this series include: Mario Andretti, Emerson Fittipaldi, Nigel Mansell, Jacques Villeneuve, Rick Mears, Bobby Rahal, Al Unser Sr., Danny Sullivan, Michael Andretti, Al Unser Jr., Johnny Rutherford, Jimmy Vasser, Alex Zanardi, Juan Montoya and Gil de Ferran.

Miles per hour ahead

CART Champ Cars are the fastest circuit racing cars on Earth. At California Speedway in October, 2000, Gil de Ferran became the latest in a long line of Champ Car drivers to set the closed-course world speed record, with a staggering 241.428 mph. This outpaces NASCAR's fastest official lap at the same track by an amazing 55.367 mph. The all-time fastest Formula 1 lap trails at 160 mph.

The power of pure sport

Proof of CART's aspirational positioning and prestige in the world arena is that three of the four F1 champions who have won the FedEx Championship Series did so after taking their F1 titles: Mario Andretti, Emerson Fittipaldi and Nigel Mansell.



→ ONLY HERE CAN YOU DREAM YOUR LIMITLESS DREAM. AND ONLY HERE CAN YOU DARE TO CHASE IT. THE PROPOSITION WAS FIRST MADE ALMOST A CENTURY AGO, BUT REMAINS TIMELESS, UNIVERSAL AND IRRESISTIBLE. IT CHALLENGES THE VERY BEST TO PROVE IT IN RACING'S FASTEST, CLOSEST, PUREST SERIES.




TOYOTA
FUJIFILM
TOYOTA
DODGE
Barber
DODGE
Skip Barber Racing
MICHELIN
WORLDCOM
MICHELIN
Trackmagic
THRASHER
Trackmagic

RACING LADDER

⇒ Toyota Atlantic

The final step before the FedEx Championship Series, the hi-tech Toyota Atlantic series offers drivers the chance to race on the same billing as the CART series, driving identical Swift cars propelled by high-revving 240hp Toyota engines. CART's Michael Andretti, Jimmy Vasser, Patrick Carpentier and Alex Tagliani all shone in Toyota Atlantic on their way to the big time.

⇒ Getting serious

The Barber Dodge Pro Series offers drivers their first step into the international arena, with aspiring drivers coming from around the globe to race these identical Reynard chassis. Designed to run with greater downforce than Formula Dodge, these are powered by 265hp Dodge engines. Last year's CART runner-up Kenny Brack won this title in 1993.

⇒ Moving up into cars

Presented by Racer, the national Formula Dodge series is an ideal first step into car racing after karts, offering slicks and wings and 150hp Dodge engines with which to learn race craft in identical Reynard chassis.

⇒ The first step in racing

The fact that every top driver in international motor racing started in karting is proof enough of this category's worth as a training ground.

A new broadcast strategy

CART has made a dramatic change in its broadcasting strategy by selecting a new, aggressive domestic television partner in SPEED Channel, a Fox Network subsidiary. SPEED Channel is the fastest-growing male dominant television network in America.

As a result, for the first time in the history of CART, all races will be broadcast live on a combination of CBS, Fox and SPEED Channel, with unique new camera positions, dynamic graphics, enhanced audio and "FOX ATTITUDE."

For 2002, there will be more than three times the number of live programming hours covering the CART FedEx Championship Series than enjoyed last year, including live ancillary shows on Friday, Saturday and Sunday.

CART's ability to create and deliver value in working with sponsors is vastly improved under the new relationship. Drivers and teams will be stars in vignette and long-form interviews, and new sponsorship opportunities will be available in "scorebox" and on-air graphics.

The CART FedEx Championship Series will also be televised around the world in 2002. Countries include Canada, Mexico, Japan, Britain, Germany, France, Italy, Switzerland, Denmark, Spain, Malaysia, Australia and Brazil as well as assorted African nations.


DENSO
DENSO
DENSO



→ 2002 Teams

PWR Championship Racing

Patrick Racing

Team Rahal

Player's Forsythe Racing

Walker Racing

Herdez Competition

Fernandez Racing

Mo Nunn Racing

Newman/Haas Racing

Target Chip Ganassi Racing

Team Motorola Racing

Sigma Autosport

Team KOOL Green

→ 2002 Official Sponsors

Title Sponsor and Official Shipping Company



Title sponsor of CART's FedEx Championship Series, FedEx provides its legendary time-definite delivery service to transport CART and its teams to race destinations all over the world.

Official Safety Technology Provider



Ford Racing Advanced Technology, the Official Safety Technology Provider of CART, manages the "Blue Box" impact sensors placed in all Champ Cars to gather important crash data.

Official Communications Equipment



Motorola, the Official Communications Equipment of CART, provides the wireless products that keep CART officials, teams, drivers and safety personnel in contact with one another.

Official Long Distance Telephone Service

The Official Long Distance Telephone Service of CART, WorldCom is a pre-eminent global communications provider for the digital generation, operating in more than 65 countries.



Official Trailer

The Official Trailer of CART, Featherlite custom-built trailer units provide CART operations and teams with equipment storage and workspace both at the track and on the road.



Official Two-Way Communications Service

Racing Radios, provider of CART's ultramodern 1,500-unit, two-way radio communications network, keeps all facets of the CART community connected every race weekend.



Official Tire



Bridgestone, the Official Tire of CART, provides all Champ Car teams with Potenza race tires, meeting the most stringent reliability, durability and consistency requirements of the series.

Official Motorcycle and Power Equipment



The Official Motorcycle and Power Equipment of CART, Honda motorcycles take fast laps of the track to excite race crowds, while portable Honda generators supply power everywhere.

Official Cleaner and Degreaser



Simple Green, the Official Cleaner and Degreaser of CART, is the market leader in environmentally responsible cleaning products and naming sponsor of the CART Safety Team.

Official Tool and Tool Storage

Celebrating its 75th anniversary in 2002, Craftsman – the Official Tool and Tool Storage of CART – has been sponsor of the crowd-pleasing Craftsman Pit Crew Challenge since 1999.



Official Insurance Provider

K&K Insurance Group, the leader in North American motorsports insurance and Official Insurance Provider of CART, provides the CART community peace of mind at each event.



Official Truck

Toyota is the Official Truck of CART, providing the four full-size Tundra pickups used exclusively by the CART Safety Team for instant response to an on-track incident.



→ 2002 Official Suppliers

Official Dynalift Mini-Crane



GEHL, a heavy equipment manufacturer with international scope, provides the Official Dynalift "mini-crane," which assists CART in moving barriers and clearing damaged race cars.

Official Recycling Service Company



Safety-Kleen, the Official Recycling Service Company of CART, provides the expertise to recycle the hazardous materials used by the teams over each race weekend.

Official Rescue Tool



Holmatro is the Official Rescue Tool of the CART Safety Team, providing the same high-quality cutters and spreaders used in lifesaving efforts by fire/rescue departments all over the world.

→ 2002 schedule & television

Miami ⇒
ROUND 17 OCTOBER 6
TBA

Vancouver ⇒
ROUND 10 JULY 28
LIVE TV ON:

Portland ⇒
ROUND 6 JUNE 16
LIVE TV ON: CBS SPORTS

Laguna Seca ⇒
ROUND 5 JUNE 9
LIVE TV ON:

Long Beach ⇒
ROUND 2 APRIL 14
LIVE TV ON: FOX

Fontana ⇒
ROUND 20 NOVEMBER 3
LIVE TV ON:

Denver ⇒
ROUND 14 SEPTEMBER 1
LIVE TV ON:

Monterrey ⇒
ROUND 1 MARCH 10
LIVE TV ON:

Mexico City ⇒
ROUND 18 OCTOBER 13
LIVE TV ON:



⇒ Toronto
ROUND 8 JULY 7
LIVE TV ON: CBS SPORTS

⇒ Mid-Ohio
ROUND 11 AUGUST 11
LIVE TV ON: CBS SPORTS

⇒ Rockingham
ROUND 15 SEPTEMBER 14
LIVE TV ON:

⇒ Road America
ROUND 12 AUGUST 18
LIVE TV ON:

⇒ Motegi
ROUND 3 APRIL 27
TAPED ON:

⇒ Montreal
ROUND 13 AUGUST 25
LIVE TV ON:

⇒ Cleveland
ROUND 9 JULY 14
LIVE TV ON: CBS SPORTS

⇒ Milwaukee
ROUND 4 JUNE 2
LIVE TV ON: CBS SPORTS

⇒ Surfers Paradise
ROUND 19 OCTOBER 27
LIVE TV ON:

⇒ Lausitz
ROUND 16 SEPTEMBER 21
LIVE TV ON:

⇒ Chicago
ROUND 7 JUNE 30
LIVE TV ON: CBS SPORTS

→ CART has established – and continues to strengthen – its stronghold in NAFTA markets through careful refinement and extension of the brand and product. No other sport has such an effective reach across North America with events and media.



CHAMPIONSHIP AUTO RACING TEAMS, INC.

→ FINANCIAL REVIEW

→ Selected consolidated financial data

The following selected consolidated financial data, as of and for the five years ended December 31, 2001, are derived from our audited consolidated financial statements. The selected consolidated financial data below should be read in combination with our consolidated financial statements and related notes contained elsewhere in this document and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Year Ended December 31, (In Thousands, Except Per Share Amounts)	2001	2000	1999	1998	1997
Statement of Operations:					
Revenues:					
Sanction fees	**$47,226**	$38,902	$35,689	$30,444	$ 24,248
Sponsorship revenue	**12,314**	21,063	19,150	16,388	7,221
Television revenue	**5,228**	5,501	5,018	5,148	5,604
Engine leases, rebuilds and wheel sales	**1,286**	2,122	2,054	2,214	—
Other revenue	**4,209**	7,460	6,865	8,336	4,372
Total revenues	**70,263**	75,048	68,776	62,530	41,445
Expenses:					
Race and franchise fund distributions (1)	**18,599**	15,370	15,334	15,183	28,939
Race expenses	**10,618**	9,869	6,670	4,818	6,970
Costs of engine rebuilds and wheel sales	**348**	652	610	633	—
Administrative and indirect expenses (2)	**35,605**	25,275	20,646	20,658	14,295
Bad debt-sponsorship partner (3)	**—**	6,320	—	—	—
Compensation expense (4)	**—**	—	—	—	12,200
Asset impairment and strategic charges (5)	**8,548**	—	—	—	—
Litigation expenses (6)	**3,547**	—	—	—	—
Depreciation and amortization	**1,493**	1,352	1,048	779	549
Minority interest	**—**	—	—	—	(232)
Total expenses	**78,758**	58,838	44,308	42,071	62,721
Operating income (loss)	**(8,495)**	16,210	24,468	20,459	(21,276)
Interest income (net)	**7,033**	7,463	5,255	3,198	329
Income (loss) before income taxes	**(1,462)**	23,673	29,723	23,657	(20,947)
Income tax benefit (expense)	**512**	(8,520)	(10,865)	(8,568)	3,423
Net income (loss)	**$ (950)**	$15,153	$18,858	$15,089	$(17,524)
Net income (loss) per share:					
Basic	**$ (.06)**	$ 0.97	$1.22	$ 1.06	$ (1.72)
Diluted	**$ (.06)**	$ 0.97	$1.19	$ 1.05	$ (1.72)
Weighted average shares outstanding:					
Basic	**15,289**	15,624	15,427	14,190	10,200
Diluted	**15,289**	15,657	15,908	14,421	10,200
Balance Sheet Data:					
Cash and cash equivalents	**$27,765**	$19,504	$ 7,216	$15,080	$ 1,164
Short-term investments	**87,621**	98,206	91,758	61,610	—
Working capital (deficit)	**111,604**	119,953	99,480	72,219	(5,325)
Total assets	**132,941**	144,101	124,887	97,186	12,348
Long-term debt (including current portion)	**—**	—	—	314	444
Total stockholders' equity (deficit)	**117,936**	133,894	114,330	86,219	(3,045)

⇒ 1 Expenses for the year ended December 31, 1997 include certain payments to franchise race teams, including reimbursement of travel expenses, director fees, purse awards and other race-related payments. Expenses for the year ended December 31, 2001 include reimbursement of overseas travel expenses to race teams.

⇒ 2 Administrative and indirect expenses for the years ended December 31, 2001 and 2000 include severance payments to former employees of $4,329 and $2,758, respectively.

⇒ 3 Bad debt expense relates to a charge associated with our sponsorship agreement with ISL Marketing AG. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations," for a discussion of this bad debt expense.

⇒ 4 Total expenses for the year ended December 31, 1997 include compensation expense of $12,200 which relates to the issuance of Common Stock to franchise members below its fair value on the date the Common Stock became eligible for purchase.

⇒ 5 Asset impairment and strategic charges relates to the discontinuance of operations of the Indy Lights Championship effective at the conclusion of the 2001 race season.

⇒ 6 Litigation expense relates to the settlement with Texas Motor Speedway (TMS) for the cancellation of a race at TMS during 2001.

→ Management's discussion and analysis of financial condition and results of operations

As you read the following, you should also refer to the consolidated financial statements and related notes as well as "Selected Consolidated Financial Data."

Discontinuance of Indy Lights

The financial results below include the operations of American Racing Series ("ARS") which operated the Indy Lights Championship series.

At the end of the 2001 season, we discontinued the operations of ARS and the Indy Lights Championship series. (See Footnote 11 to our consolidated financial statements.) All revenues and expenses related to the Indy Lights Championship series will cease for 2002 and beyond.

General

Below are selected income and expense items for the years ended December 31, 2001, 2000 and 1999. The percentage calculations are based on total revenues.

Year Ended December 31, (Dollars in Thousands)	2001		2000		1999	
Revenues:						
Sanction fees	**$47,226**	**67.2%**	$38,902	51.8%	$35,689	51.9%
Sponsorship revenue	**12,314**	**17.5**	21,063	28.1	19,150	27.8
Television revenue	**5,228**	**7.5**	5,501	7.3	5,018	7.3
Engine leases, rebuilds and wheel sales	**1,286**	**1.8**	2,122	2.8	2,054	3.0
Other revenue	**4,209**	**6.0**	7,460	10.0	6,865	10.0
Total revenues	**$70,263**	**100.0%**	$75,048	100.0%	$68,776	100.0%
Expenses:						
Race distributions	**$18,599**	**26.5%**	$15,370	20.5%	$15,334	22.3%
Race expenses	**10,618**	**15.1**	9,869	13.1	6,670	9.7
Cost of engine rebuilds and wheel sales	**348**	**0.5**	652	0.9	610	0.9
Administrative and other indirect expenses	**35,605**	**50.7**	25,275	33.7	20,646	30.0
Bad debt-sponsorship partner	**—**	**—**	6,320	8.4	—	—
Asset impairment and strategic charges	**8,548**	**12.2**	—	—	—	—
Litigation expenses	**3,547**	**5.0**	—	—	—	—
Depreciation and amortization	**1,493**	**2.1**	1,352	1.8	1,048	1.5
Total expenses	**78,758**	**112.1**	58,838	78.4	44,308	64.4
Operating income (loss)	**(8,495)**	**(12.1)**	16,210	21.6	24,468	35.6
Interest income (net)	**7,033**	**10.0**	7,463	10.0	5,255	7.6
Income (loss) before income taxes	**(1,462)**	**(2.1)**	23,673	31.6	29,723	43.2
Income tax expense (benefit)	**(512)**	**(0.7)**	8,520	11.4	10,865	15.8
Net income (loss)	**$ (950)**	**(1.4)%**	$15,153	20.2%	$18,858	27.4%

→ Critical accounting policies

REVENUE RECOGNITION

One of our most critical accounting policies is revenue recognition. We recognize our revenues as they are earned, but the determination of when they are earned depends on the source of the revenue. Our assumptions for each revenue source is outlined below.

Sanction Fee Revenue. Generally, sanction fees are paid in advance of the race and are recorded as deferred revenue. Revenue from sanction fees is not recognized until the event is completed. Beginning in 2002, we have entered into agreements with certain promoters where a portion of the contracted sanction fee has been reduced in exchange for a percentage of the profits from the event. Profits from these events will be recognized as sanction fee revenue when the event is completed.

Sponsorship Revenue. Generally, sponsorship agreements call for quarterly payments, and each payment is recorded as deferred revenue when paid. Revenue is recorded ratably over the life of the sponsorship agreement. Non-cash sponsorship revenue, such as vehicles or equipment received in exchange for sponsorship privileges to the providers, is recognized when it is received.

Engine Lease, Rebuilds and Wheel Sales. Engine lease revenue, relating to our discontinued Indy Lights series, is recognized ratably over the period covered by the agreement. Engine rebuilds and wheel sales are recognized when the product is delivered to the customer.

Television Revenue. Television revenue as it relates to minimum guarantees and rights fees is recognized ratably over the race schedule. Beginning in 2002, we will sell the advertising for the shows to be aired on CBS and Fox networks. Advertising revenue will be recognized for these events when the event is completed and the advertising is aired.

Race Promotion Revenue. Payments for commercial rights associated with a self-promoted event that are received prior to the event will be recorded as deferred revenue. Revenue will be recorded when the event is completed. Expenses related to these events will be recorded in race promotion expenses.

Other Revenues. Other revenues include membership and entry fees, contingency awards money and royalty income. Membership and entry fees and contingency award money are recognized ratably over the race schedule. Royalty income is recognized as the related product sales occur or on a monthly basis based on a minimum guarantee.

IMPAIRMENT

We are subject to impairment tests in assessing the valuation of our goodwill and long-lived assets. Goodwill represents the excess of the purchase price of ARS and B.P. Automotive, Ltd. and Pro-Motion Agency over the fair value of the net tangible and identifiable intangible assets of these acquisitions. Also included in goodwill is the purchase of the 45% minority interest of CART Licensed Products, L.P. We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of our goodwill and long-lived assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that goodwill or long-lived assets should be evaluated for possible impairment, the Company uses an estimate of fair value based on future profitability and cash flows.

During 2001, we determined that the goodwill and certain long-lived assets associated with ARS were impaired due to our strategic decision to discontinue the operations of ARS at the conclusion of the 2001 season. As a result, we recorded an impairment charge for the goodwill and long-lived assets. (See Footnote 11 to our consolidated financial statements.)

LITIGATION

We are involved in litigation as a part of our normal course of business. Management's intention is to vigorously defend ourselves against any litigation. When a complaint is filed by or against the Company, we disclose the complaint in our financial statements. When a claim against us is probable and estimable, we record the expense. When we are the party filing the claim, we do not record income until the claim for damages is received.

REVENUES

Following is an explanation of our individual revenue items:

Sanction Fees. We received sanction fees from the promoters of each of the races on the 2001 CART Championship schedule, as well as from selected races on the Indy Lights and Atlantics schedule. The fees are based on contracts between the promoters and CART. The contracts have terms which expire between 2003 and 2008. Currently, contracted sanction fees range from $1.1 million to $5.3 million per event.

Beginning in 2002, we have entered into agreements with certain promoters of the CART Championship for a reduction in the previously contracted sanction fees. In return, we will receive a share of the net income from the event. The agreements provide for us to receive a majority of any net income from the event until the reduction of the original sanction fee is recouped, and then we will share equally with the promoter any remaining net income which will also be included in sanction fees. These agreements could provide an upside from the original contracted sanction fees, but we have no experience in the effects of this type of arrangement. Therefore, there is less visibility and less predictability for CART's earnings than in the previous financial model as CART's revenues will be affected by the success of these races.

In addition, CART will be the promoter of the race at the Chicago Motor Speedway in 2002 (See "Race Promotion Revenue" and "Race Promotion Expenses" below).

Sponsorship Revenue. We receive corporate sponsorship revenue based on negotiated contracts. We currently have corporate sponsorship contracts with 20 major manufacturing and consumer products companies. The remaining terms of these contracts range from one to two years. An official corporate sponsor receives status and recognition rights, event rights and product category exclusivity.

Television Revenue. Our television revenue has been derived from negotiated contracts with:

- ⇒ESPN
- ⇒ESPN International
- ⇒Fittipaldi USA (Brazil)
- ⇒Gold Coast Motor Events Co. (Australia)
- ⇒Molstar (Canada)

→

A guaranteed rights fee was paid to us by each broadcast partner. Based on our contract with ESPN/ESPN International, we received 50% of the net profits received by ESPN for distribution of the race programs, with an escalating minimum guarantee provision. A provision of the ESPN contract required that at least 50% of the CART Championship events be broadcast on a major broadcasting network in the United States. In 2001, 2000 and 1999, all CART Championship races were broadcast on ABC, ESPN or ESPN2. In addition, CART Championship races were re-aired on ESPN and ESPN2. ESPN2 also broadcasted CART Championship qualifying sessions and pre-race shows. In addition, we have received advertising revenue from "Inside CART," our race magazine television show (in 2000 only), and from video footage sales.

Our television agreement with ESPN and ESPN International expired December 31, 2001. In 2002, we have contracts for domestic television rights with:

⇒Fox
⇒Speed Channel
⇒CBS

The current agreements will provide for six races to be broadcast on CBS, one race will be broadcast on Fox and the balance of the races will be broadcast on Speed Channel. We will buy the air-time and pay for production (See "Television Expenses") for the CBS and Fox races and receive the advertising inventory. We, along with our agents, will be responsible for selling the advertising time. Speed Channel will produce and provide the air time, at their cost, for races to be broadcast on their network. In addition, Speed Channel will air CART practice and qualifying, a half-hour pre-race show and a weekly magazine show. Speed Channel will retain the advertising inventory and income for all shows aired on their network.

International television rights are with:
⇒Fittipaldi USA (Brazil)
⇒Gold Coast Motor Events Co. (Australia)
⇒Molstar (Canada)
⇒Promotion Entertainment of Mexico LLC (Mexico)
⇒Sports Television Incorporated (Japan)
⇒International promotional partner (in negotiations)

A guaranteed rights fee will be paid to us by each international broadcast partner for rights to air the CART race either live, time-delayed or as a highlight package, in the country where they hold our rights.

Race Promotion Revenue. Beginning in 2002, we will be promoting the race in Chicago, and we anticipate promoting the race in Miami. Race promotion revenue includes all the commercial rights associated with promoting a CART event, such as admissions, event sponsorship and hospitality sales.

Engine Leases, Rebuilds and Wheel Sales. ARS, which operated the Indy Lights series, owned the engines that were used in the series and leased the engines to the competitors for the season. The teams paid us a fee to rebuild the engines. We also sold the wheels used on the race cars. Based on the rules of the series, all teams were required to use our engines and wheels. We discontinued the operations of the Indy Lights series at the conclusion of the 2001 race season.

Other Revenue. Other revenue includes membership and entry fees, contingency awards money, royalties, commissions and other miscellaneous revenue items. Membership and entry fees are payable on an annual basis by CART, Indy Lights and Atlantics Championship competitors. In addition, we charge fees to competitors for credentials for all team participants and driver license fees for all drivers competing in the series. We receive royalty revenue for the use of the CART servicemarks and trademarks on licensed merchandise that is sold both at tracks and at off-track sites. We receive commission income from the sale of chassis and parts to our support series teams.

EXPENSES

Following is an explanation of the expense line items.

Race Distributions. We pay the race teams for their on-track performance. Race distributions include the following for each event:

⇒Event purse which is paid based on finishing position
⇒Contingency award payments
⇒Year-end point fund
⇒Travel distributions
⇒Participation payments

Participation payments will be made in 2002 to each of our entries on a per car, per race basis.

We pay awards to the teams, based on their cumulative performance for the season, out of the year-end point fund.

Television Expenses. Beginning in 2002, we will buy the air time at approximately $235,000 per hour and pay approximately $3.6 million for production for our CBS and Fox races. We will also incur expenses for our international production of $2.2 million. For domestic television rights with respect to the CBS and Fox broadcasts, we will receive advertising inventory which we and our agents will sell, to partially offset these expenses. We will also receive a guaranteed rights fee from each of our international broadcast partners to partially offset these costs. (See "Television Revenue")

Race Expenses. We are responsible for officiating and administering all of our events. Costs primarily include officiating fees, travel, per diem and lodging expenses for the following officiating groups:

⇒Medical services
⇒Race administration
⇒Race officiating and rules compliance
⇒Registration
⇒Safety
⇒Technical inspection
⇒Timing and scoring

Overseas event organizers are responsible for costs related to cargo, air passenger travel and lodging for our staff and race participants.

Race Promotion Expenses. These costs will be incurred in 2002 and beyond as we will be promoting at least one of our own events. Expenses will relate to all costs associated with staging a CART event such as track rental, personnel costs and promotion of the event.

Cost of Engine Rebuilds and Wheel Sales. These costs were associated with rebuilding the engines and the cost of the wheels used in the Indy Lights series, which we discontinued at the conclusion of the 2001 race season.

Administrative and Indirect Expenses. Administrative and indirect expenses include all operating costs not directly incurred for a specific event:

⇒Marketing and advertising
⇒Public relations
⇒Administration
⇒Sponsorship sales and service
⇒Advance program

→ Results of operations

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Revenues. Total revenues for 2001, total revenues were $70.3 million, a decrease of $4.8 million, or 6%, from 2000. This was due to a decrease in sponsorship revenue, television revenue, engine leases, rebuilds and wheel sales and other revenue, partially offset by an increase in sanction fees as described below.

Sanction fees for 2001 were $47.2 million, an increase of $8.3 million, or 21% from 2000. This increase was due to higher sanction fees from three new races held in 2001, Monterrey, Mexico, Lausitz, Germany and Corby, England, compared to the races they replaced in Rio de Janeiro, Brazil, St. Louis, Missouri, and Miami, Florida. The increase was also attributable to annual sanction fee escalations.

Sponsorship revenue for 2001 was $12.3 million, a decrease of $8.7 million, or 42%, from 2000. This decrease was primarily attributable to the loss of guaranteed income from our former sponsor partner. The decrease was also partially due to a $1.0 million reduction in sponsorship fees from one of our sponsors, pursuant to a renegotiation clause in the applicable sponsorship contract.

Television revenue for 2001 was $5.2 million, a decrease of $273,000, or 5%, from 2000. The decrease was due primarily to advertising revenue from our TV magazine show "Inside CART" in 2000. The show did not air in 2001.

Engine leases, rebuilds and wheel sales for 2001 was $1.3 million, a decrease of $836,000, or 39%, from 2000. This decrease was due to having fewer Indy Lights entries in 2001 when compared to the prior year.

Other revenue for 2001 was $4.2 million, a decrease of $3.3 million, or 44%, from 2000. The decrease was partially attributable to a decrease in royalty revenues and sales from licensed merchandise of $210,000 and a decrease in entry fees and related income from our two support series of $315,000 due to fewer entries. In addition, the decrease was partially attributable to certain non-recurring revenue received in 2000 that was not received in the corresponding period in 2001. The non-recurring revenue was from an insurance settlement of $1.4 million (net of expenses) received from Frontier Insurance Company related to settlement of litigation concerning a performance bond that was provided with respect to the Hawaiian Super Prix, pace car revenues of $539,000, movie rights fees of $200,000, team testing revenue of $143,000 and other miscellaneous income.

Expenses. Total expenses for 2001, total expenses were $78.8 million, an increase of $19.9 million, or 34%, from 2000. This increase was due to higher race distributions, race expenses, administrative and indirect expenses, litigation expenses, asset impairment and strategic charges and depreciation and amortization, partially offset by a reduction in cost of engine rebuilds and wheel sales and bad debt expense as described below.

Race distributions for 2001 were $18.6 million, an increase of $3.2 million or 21%, from 2000. This increase is due to distributions related to travel reimbursements to teams for overseas travel. These payments were not made in 2000.

Race expenses for 2001 were $10.6 million, an increase of $749,000, or 8%, from 2000. This increase is primarily due to added personnel, travel and operating expenses in our race departments.

Cost of engine rebuilds and wheel sales were $348,000, a decrease of $304,000, or 47%, from 2000.This decrease is due to decreased Indy Lights entrants in 2001, as described above.

Administrative and indirect expenses for 2001 were $35.6 million, an increase of $10.3 million, or 41% from 2000. This increase was partially attributable to $4.3 million in severance payments to former employees, including our President/CEO, television feed expenses for Germany and England and expenses related to our live Eurosport broadcast of $1.3 million, a $500,000 charitable contribution to the September 11th relief funds and an increased investment in strategic planning, personnel and marketing and advertising that are focused on building our strategic plan and branding awareness.

Bad debt-sponsorship partner was not incurred in 2001, compared to $6.3 million incurred in 2000. The expense resulted from the uncertainty of collectability of guaranteed minimum sponsorship revenues from ISL Marketing AG (ISL) for 2000. In 1998, ISL signed a nine (9) year contract to become our exclusive marketing agent for solicitation of sponsorship agreements. The contract guaranteed a minimum amount of sponsorship revenue for each year of the agreement. Following discussions with ISL, we determined that ISL did not intend to fulfill its commitment with respect to the remaining years of the agreement under its original terms and collectability of the guarantee for 2000 was uncertain. In June 2001, ISL declared bankruptcy in Switzerland.

Asset impairment and strategic charges for 2001 were $8.5 million. There was no corresponding expense in the prior year. These charges related to the formal exit plan for the discontinuance of the Indy Lights series. The charges related to the impairment of goodwill ($5.6 million) and property and equipment ($2.0 million) and $885,000 relating to provisions for doubtful accounts, severance payments and other settlement charges.

Litigation expense for 2001 was $3.5 million. There was no corresponding expense from the prior year. The charge was a result of a settlement with the Texas Motor Speedway for the cancellation of a race that was to be held in April 2001.

Depreciation and amortization for 2001 (exclusive of the impairment of goodwill and write-down of property and equipment in connection with Indy Lights) was $1.5 million, compared to depreciation and amortization of $1.4 million for 2000.

Operating Loss. Operating loss for 2001 was $8.5 million, compared to operating income of $16.2 million for 2000 due to the items discussed above.

Interest Income (Net). Interest income (net) for 2001 was $7.0 million, compared to interest income (net) of $7.5 million for 2000. The decrease of $430,000 was primarily attributable to a decrease in interest rates.

Loss Before Income Taxes. Loss before income taxes for 2001 was $1.5 million, compared to income before income taxes of $23.7 million for 2000 due to the items discussed above.

Income Tax Benefit. Income tax benefit for 2001 was $512,000, compared to income tax expense of $8.5 million in 2000. The effective tax rate for 2001 of 35% was comparable to that in 2000 of 36%.

Net Loss. Net loss for 2001 was $950,000, compared to net income of $15.2 million in 2000 due to the items discussed above.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Revenues. Total revenues for 2000, total revenues were $75.0 million, an increase of $6.3 million, or 9%, from 1999. This was due to increased sanction fees, sponsorship revenue, television revenue, engine leases, rebuilds and wheel sales and other revenue as described below.

Sanction fees for 2000 were $38.9 million, an increase of $3.2 million, or 9%, from 1999. This increase was due to annual sanction fee escalations.

Sponsorship revenue for 2000 was $21.1 million, an increase of $1.9 million, or 10%, from 1999. This increase was primarily attributable to an annual escalation of our agreement with ISL Worldwide that guaranteed certain sponsorship income in 2000. Refer to bad debt explanation for an expense related to this revenue.

Television revenue for 2000 was $5.5 million, an increase of $483,000, or 10%, from 1999. This increase was due primarily to advertising revenue from our TV magazine show "Inside CART", and from increased guarantees from our ESPN and Brazil contracts.

Engine leases, rebuilds and wheel sales for 2000 was $2.1 million, an increase of $68,000, or 3%, from 1999. This increase was due to having more engine rebuilds and wheel sales compared to the same period in the prior year.

Other revenue for 2000 was $7.5 million, an increase of $595,000, or 9%, from 1999. This increase was partially attributable to a $1.4 million (net of expenses) settlement with Frontier Insurance Company, related to litigation concerning the performance bond issued for the Hawaiian Super Prix, partially offset by a decrease in royalty revenue and membership fees.

Expenses. Total expenses for 2000, total expenses were $58.8 million, an increase of $14.5
million, or 33%, from 1999. This increase was due to higher race payments, race expenses, cost of engine rebuilds and wheel sales, administrative and indirect expenses, bad debt expense and depreciation and amortization as described below.

Race distributions for 2000 were $15.4 million, an increase of $36,000, which was comparable to the prior year.

Race expenses for 2000 were $9.9 million, an increase of $3.2 million, or 48%, from 1999. This increase is partially due to additional expenses of $2.1 million from two new departments, Timing and Scoring and Pace Car. The remaining increase is due to new programs and personnel in the Electronics, Logistics and Safety departments.

Cost of engine rebuilds and wheel sales were $652,000, an increase of $42,000, or 7%, from 1999. The increase was due to having more engine rebuilds and part sales in 2000 when compared to 1999.

Administrative and indirect expenses for 2000 were $25.3 million, an increase of $4.6 million, or 22% from 1999. The increase was primarily attributable to payments of $2.8 million made under a severance agreement with the former President/CEO who resigned in June, 2000. The increase was also due to an increased investment in Public Relations and Marketing and Advertising expenditures of $1.7 million. In 2000, the marketing initiatives focused on all CART markets throughout the year; during 1999, the marketing initiatives focused on specific race events.

Bad debt-sponsorship partner for 2000 was $6.3 million. The expense resulted from the uncertainty of collectability of guaranteed minimum sponsorship revenues from ISL Marketing AG (ISL) for 2000, which was payable in January 2001. In 1998, ISL signed a nine (9) year contract to become our exclusive marketing agent for solicitation of sponsorship agreements. The contract guaranteed a minimum amount of sponsorship revenue for each year of the agreement. Following discussions with ISL, we determined that ISL did not intend to fulfill its commitment with respect to the remaining years of the agreement under its original terms and collectability of the guarantee for 2000 was uncertain. There was no related expense in 1999.

Depreciation and amortization for 2000 was $1.4 million, compared to depreciation and amortization of $1.0 million for 1999.

Operating Income. Operating income for 2000 was $16.2 million, compared to operating income of $24.5 million for 1999 due to the items discussed above.

Interest Income (Net). Interest income (net) for 2000 was $7.5 million, compared to interest income (net) of $5.3 million for 1999. The increase of $2.2 million was primarily attributable to interest earned on higher invested balances, the secondary offering in May 1999 and proceeds from additional operating income.

Income Before Income Taxes. Income before income taxes for 2000 was $23.7 million, compared to income before income taxes of $29.7 million for 1999 due to the items discussed above.

Income Tax Expense. Income tax expense for 2000 was $8.5 million, a decrease of $2.3 million when compared to 1999. The effective tax rate for 2000 was comparable to that in 1999.

Net Income. Net income for 2000 was $15.2 million, compared to net income of $18.9 million in 1999 due to the items discussed above.

→ Seasonality and quarterly results

A substantial portion of our total revenues during the race season is expected to remain seasonal, based on our race schedule. Our quarterly results vary based on the number of races held during the quarter. In addition, the mix between the type of race (street course, superspeedway, etc) and the sanction fees attributed to those races will affect quarterly results. Consequently, changes in race schedules from year to year, with races held in different quarters, will result in fluctuations in our quarterly results and affect comparability.

We have provided unaudited quarterly revenues for each of the four quarters of 2001 and 2000 in the following table. The information for each of these quarters is prepared on the same basis as our consolidated financial statements and related notes included elsewhere in this document and include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to fairly present the data for such periods. You should read this table with "Selected Consolidated Financial Data," and the consolidated financial statements and the related notes included elsewhere in this document.

→ Quarter ended

(Dollars in Thousands)	March 31	June 30	Sept. 30	Dec. 31
Total revenues				
2001	**$6,439**	**$19,785**	**$29,559**	**$14,480**
2000	$7,848	$24,902	$27,756	$14,542
Number of races				
2002	1	6	9	4
2001	**1**	**6**	**9**	**4**
2000	1	7	9	3

→ Liquidity and capital resources

We have relied on the proceeds from our initial public offering, our secondary offering and cash flow from operations, to finance working capital, investments and capital expenditures during the past year.

Our bank borrowing with a commercial bank consists of a $1.5 million revolving line of credit. As of December 31, 2001, there was no outstanding balance under the line of credit. The line of credit contains no significant covenants or restrictions. Advances on the line of credit are payable on demand and bear interest at the bank's prime rate. The line is secured by our deposits with the bank.

Our cash balance on December 31, 2001 was $27.8 million, a net increase of $8.3 million from December 31, 2000. The increase was primarily the result of net cash provided by operating activities of $10.8 million and investing activities of $12.8 million which was partially offset by net cash used in financing activities of $15.4 million due to our stock repurchase plan that was authorized in April 2001.

We anticipate capital expenditures of approximately $4.0 million during 2002. We believe that existing cash, cash flow from operations and available bank borrowings will be sufficient for capital expenditures and other cash needs. We are also anticipating a relocation of the company headquarters from Troy, Michigan to Indianapolis, Indiana. Total costs associated with the move are estimated to be approximately $1.2 million.

We have entered into various non-cancelable leases for office space and equipment through 2004. (See Footnote 7 to our consolidated financial statements.)

We have implemented a stock repurchase program that was authorized by our Board of Directors in April 2001. The program allows us to repurchase up to 2.5 million shares of our outstanding stock, of which 1,054,000 shares have been repurchased for an aggregate of $15.5 million through December 31, 2001. Repurchases under the program will be made at the discretion of management based upon market, business, legal, accounting and other factors. Accordingly, there is not a guarantee as to the timing or number of shares to be repurchased.

Beginning in 2002, we are going to be co-promoting and/or self-promoting certain race events. The events' financial success will be dependent on the sale of tickets, sponsorship, hospitality, signage and other commercial rights associated with the events. For the events where we will co-promote, we have negotiated a reduction in the sanction fee payable to us, and we will share in the net income of the events. For the events where we will be the promoter, we will have to increase our expenditures for promotion and may have to make some capital expenditures. We are unable to assess the financial outcome of these events.

In light of current events and the overall state of the economy, we are uncertain on whether we or our teams will be able to maintain the same levels of sponsorship income that we have reported in the past or secure additional sponsorship. In addition, we are unable to determine what effect these factors will have on our new television package and our ability to sell television advertising for our races. We are also unable to assess what impact a decrease in disposable income of our fans will have on our promoters and ultimately, our races.

Our new television contracts, which run through 2004, require us to purchase air-time and produce the show at our expense for the races to be broadcast on CBS and Fox. We retain the advertising revenues for these races. Our fixed costs for 2002 are estimated to be approximately $9.9 million.

As we have previously reported, we are party to several lawsuits. We cannot predict the outcome of the litigation, and at this time, management is unable to estimate the impact that ultimate resolution of these matters may have on the Company's financial position or future results of operations.

→ Recent accounting pronouncements

We have adopted Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting For Derivative Instruments and Hedging Activities," effective January 1, 2001. Management has determined that the impact of adoption of SFAS No. 133 on our financial position and results of operations is insignificant.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests accounting method. The adoption of SFAS No. 141 did not have an impact on our financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement changes the accounting and reporting for goodwill and other intangible assets. Upon adoption of this statement, goodwill will no longer be amortized; however, tests for impairment will be performed annually or when a triggering event occurs. This statement will apply to assets acquired after June 30, 2001, and existing goodwill and other intangible assets upon the adoption of SFAS No. 142, in fiscal 2002. We are evaluating the effect of SFAS No. 142 on the consolidated financial statements related to the impairment testing of goodwill.

Pre-tax amortization of goodwill and other intangibles for the twelve months ended December 31, 2001 and 2000 was approximately $177,000 (exclusive of the impairment of goodwill related to Indy Lights) and $205,000 respectively.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." This statement retains the impairment loss recognition and measurement requirements of SFAS No. 121. In addition, it requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. We are required to adopt this statement as of January 1, 2002, and have not determined the impact, if any, that this statement will have on our financial position or results of operations.

→ Related parties

We have entered into, and we will continue to enter into, transactions with entities that are affiliated with our directors and/or 5% stockholders who are owners of our race teams. Race teams that participate in the CART Championship receive purse distributions on a per race basis and from the year end point fund which amounts have been paid based solely upon their performance in specific races. All of these payments are made to our race teams regardless of the affiliation with our directors or significant shareholders.

During 2001, we also subsidized overseas travel for our race teams, including those affiliated with directors and/or 5% stockholders.

The following table provides information with respect to payments made during 2001 by us to race teams that are affiliated with directors and/or significant shareholders of CART:

Race Team/Affiliated Director	Purse Distributions	Travel Distributions
Newman/Haas Racing/Carl A. Haas	$2,037,500	$260,000
Team Green/Barry Green	1,766,000	390,000
Chip Ganassi Racing Teams, Inc./Chip Ganassi	728,750	260,000
Forsythe Racing, Inc./Gerald R. Forsythe	961,750	390,000
Patrick Racing, Inc./U.E. Patrick	683,250	260,000
Derrick Walker Racing, Inc./Derrick Walker	243,750	130,000

Carl A. Haas, a director of the Company and a race team owner, is a principal owner of Carl Haas Racing Teams, Ltd. and Texaco Houston Grand Prix L.L.C., each of which have entered into Promoter Agreements with respect to CART Championship races at the Wisconsin State Park Speedway in West Allis, Wisconsin and at a temporary road course in Houston, Texas. Pursuant to the terms thereof, a CART Championship race was held in West Allis through 2001, and in Houston through 2003. We are currently in negotiations for 2002 and beyond for the race at Wisconsin State Park Speedway. The Houston, Texas race will not be held in 2002 due to construction on the temporary circuit in downtown Houston. The sanction fees payable to CART under these agreements have been similar to those paid by independent race promoters. Pursuant to the two existing Promoter Agreements, entities affiliated with Mr. Haas have paid or will pay sanction fees to CART in the aggregate amount of $4.1 million, $0 million and $2.7 million in 2001, 2002 and 2003, respectively. In addition, we paid a total of $200,000 in sales costs and $175,000 in marketing expenses to these entities during 2001.

Gerald R. Forsythe, a race team owner and 5% stockholder, is a principal owner of the entities which entered into Promoter Agreements with respect to CART Championship races in Rockingham, England and in Mexico City, Mexico beginning in 2002. He is also a principal owner of Monterrey Grand Prix, S. de R.L. de C.V. which entered into a Promoter Agreement with respect to a CART Championship race in Monterrey, Mexico. Pursuant to the terms thereof, a CART Championship race will be held in Rockingham through 2006, in Mexico City through 2006 and in Monterrey through 2005. These entities affiliated with Mr. Forsythe have paid or will pay sanction fees to CART in the aggregate amount of $6.6 million for 2001, $10.9 million for 2002, $11.2 million for 2003, $11.5 million for 2004, $11.9 million for 2005 and $9.3 million for 2006. In addition, we paid a total of $200,000 in sales costs and $291,000 in marketing expenses to these entities during 2001.

Mr. Forsythe is also a principal owner of the entity that will hold our Mexican television rights through 2004. In return for these rights, we will receive a minimum guarantee of $300,000, $325,000 and $350,000 for each of the three years ending 2002, 2003 and 2004, respectively. In addition, we will receive 70% of the net profits until we reach $500,000, $550,000 and $600,000 for each of the three years ending 2002, 2003 and 2004, respectively.

Floyd R. Ganassi Jr., a director of the Company and a race team owner, is a principal owner of Chicago Motor Speedway, LLC and has entered into a Promoter Agreement with respect to a CART Championship race at Chicago Motor Speedway in Cicero (Chicago), Illinois. Pursuant to the terms thereof, a Championship race was held in 2001 and was to be held through 2003. The Chicago Motor Speedway, LLC has paid $1.7 million toward the $1.9 million sanction fee, with $225,000 in accounts receivable as of December 31, 2001 and was to pay sanction fees to CART of $2.0 million for 2002 and $2.1 million for 2003. In addition, CART paid a total of $100,000 in sales costs and $150,000 in marketing expenses to the Chicago Motor Speedway, LLC during 2001. In 2002, the Chicago Motor Speedway, LLC announced the suspension of all race events at Chicago Motor Speedway. We then entered into an agreement with the Chicago Motor Speedway, LLC where we will rent the track for $850,000 in 2002, and we will promote the race ourselves.

In addition to the payments described above, CART receives revenues from its race teams, including those affiliated with CART directors and/or 5% stockholders, for entry fees, equipment leases and other payments based solely on participation in CART events. During 2001, race teams affiliated with CART directors and/or 5% stockholders made such payments to CART as follows:

Team Green/Barry Green
⇛ $267,000
Forsythe Racing, Inc./Gerald R. Forsythe
⇛ $158,000
Chip Ganassi Racing Teams, Inc./Chip Ganassi
⇛ $82,000
Newman/Haas Racing/Carl A. Haas
⇛ $80,000
Patrick Racing, Inc./U.E. Patrick
⇛ $80,000
Derrick Walker Racing, Inc./Derrick Walker
⇛ $42,000

In addition, we repurchased 80,000 shares of stock at the market price of $14.50 per share from Barry Green during 2001. The repurchase was made in compliance with our repurchase program that was authorized by the Board of Directors in April, 2001.

We believe that all of the transactions which we have entered into with our directors or significant shareholders are comparable to the terms that we have in the past or could in the future enter into with third parties with respect to each of these transactions. In order to avoid conflicts of interest, any of our directors who are affiliated with an entity that is entering into a transaction with us will not vote on any matter related to such transaction, and may, in certain circumstances, refrain from participating in any discussions related to such transaction.

→ Cautionary statement regarding forward-looking statements

With the exception of historical information contained in this Annual Report, certain matters discussed are forward-looking statements. These forward-looking statements involve risks that could cause the actual results and plans for the future to differ from these forward-looking statements. The factors listed below and other factors not mentioned, could cause the forward-looking statements to differ from actual results and plans:

⇛ competition in the sports and entertainment industry
⇛ participation by race teams
⇛ continued industry sponsorship
⇛ regulation of tobacco and alcohol advertising and sponsorship
⇛ competition by the IRL
⇛ liability for personal injuries
⇛ success of television contract
⇛ renewal of sanction agreements
⇛ participation by suppliers
⇛ success of co-promoted and self-promoted races
⇛ current uncertain economic environment and weak advertising market
⇛ impact of engine specifications

→ Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our investment policy was designed to maximize safety and liquidity while maximizing yield within those constraints. At December 31, 2001, our investments consisted of corporate bonds, U.S. Agency issues, letters of credit and money market funds. The weighted average maturity of our portfolio is 136 days. At December 31, 2000, our investments consisted of corporate bonds, U.S. Agency issues and repurchase agreements. The weighted average maturity of the portfolio was 263 days. Because of the relatively short-term nature of our investments, our interest rate risk is not considered significant.

→ Independent Auditors' Report

To the Board of Directors and Stockholders of Championship Auto Racing Teams, Inc.:

We have audited the accompanying consolidated balance sheets of Championship Auto Racing Teams, Inc. (the "Company") at December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Detroit, Michigan
February 1, 2002

→Consolidated Balance Sheets

ASSETS	2001	2000
Current Assets:		
Cash and cash equivalents	**$ 27,765**	$ 19,504
Short-term investments	**87,621**	98,206
Accounts receivable (net of allowance for doubtful accounts of $7,388 and $6,539 in 2001 and 2000, respectively)	**5,195**	5,578
Current portion of notes receivable (net of allowance for doubtful notes of $123 and $0 in 2001 and 2000, respectively)	**—**	2,535
Inventory	**70**	151
Prepaid expenses	**2,805**	567
Deferred income taxes	**2,856**	2,485
Total current assets	**126,312**	129,026
Notes Receivable (net of allowance for doubtful notes of $96 and $0 in 2001 and 2000, respectively)	**—**	147
Property and Equipment - Net	**4,832**	7,327
Goodwill (net of accumulated amortization of $133 and $493 in 2001 and 2000, respectively)	**1,470**	7,248
Other Assets (net of accumulated amortization of $116 and $88 in 2001 and 2000, respectively)	**327**	353
Total Assets	**$132,941**	$144,101
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$3,009**	$ 1,975
Accrued liabilities:		
Royalties	**222**	162
Payroll	**4,298**	1,571
Taxes	**110**	819
Other	**5,558**	1,316
Deferred revenue	**1,511**	2,452
Deposits	**—**	778
Total current liabilities	**14,708**	9,073
Deferred income taxes	**297**	1,134
Commitments and contingencies (Note 12)	**—**	—
Stockholders' equity:		
Preferred Stock, $.01 par value; 5,000,000 shares authorized, none issued and outstanding at December 31, 2001 and 2000	**—**	—
Common stock, $.01 par value; 50,000,000 shares authorized, 14,718,134 and 15,765,467 shares issued and outstanding at December 31, 2001 and 2000, respectively	**147**	158
Additional paid-in capital	**87,765**	103,130
Retained earnings	**29,028**	29,978
Accumulated other comprehensive income	**996**	628
Total stockholders' equity	**117,936**	133,894
Total liabilities and stockholders' equity	**$132,941**	$144,101

See accompanying notes to consolidated financial statements.

→Consolidated statements of operations

Year Ended December 31, (In Thousands, Except Earnings Per Share)	2001	2000	1999
REVENUES:			
Sanction fees	**$ 47,226**	$38,902	$35,689
Sponsorship revenue	**12,314**	21,063	19,150
Television revenue	**5,228**	5,501	5,018
Engine leases, rebuilds and wheel sales	**1,286**	2,122	2,054
Other revenue	**4,209**	7,460	6,865
Total revenues	**70,263**	75,048	68,776
EXPENSES:			
Race distributions	**18,599**	15,370	15,334
Race expenses	**10,618**	9,869	6,670
Cost of engine rebuilds and wheel sales	**348**	652	610
Administrative and indirect expenses (includes severance expense of $4,329, $2,758 and $0 for 2001, 2000 and 1999, respectively)	**35,605**	25,275	20,646
Bad debt-sponsorship partner (Note 13)	**—**	6,320	—
Asset impairment and strategic charges (Note 11)	**8,548**	—	—
Litigation expenses (Note 12)	**3,547**	—	—
Depreciation and amortization	**1,493**	1,352	1,048
Total expenses	**78,758**	58,838	44,308
OPERATING INCOME (LOSS)	**(8,495)**	16,210	24,468
Interest income (net)	**7,033**	7,463	5,255
INCOME (LOSS) BEFORE INCOME TAXES	**(1,462)**	23,673	29,723
INCOME TAX EXPENSE (BENEFIT)	**(512)**	8,520	10,865
NET INCOME (LOSS)	**$ (950)**	$15,153	$18,858
EARNINGS (LOSS) PER SHARE:			
BASIC	**$ (0.06)**	$ 0.97	$ 1.22
DILUTED	**$ (0.06)**	$ 0.97	$ 1.19
WEIGHTED AVERAGE SHARES OUTSTANDING:			
BASIC	**15,289**	15,624	15,427
DILUTED	**15,289**	15,657	15,908

See accompanying notes to consolidated financial statements.

→Consolidated statements of stockholders' equity

(In Thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity	Comprehensive Income (Loss)
BALANCES, JANUARY 1, 1999	15,171	$151	$ 89,771	$(4,033)	$ 330	$ 86,219	
Net income	—	—	—	18,858	—	18,858	$18,858
Unrealized loss on investments	—	—	—	—	(652)	(652)	(652)
Comprehensive income	—	—	—	—	—	—	$18,206
Stock issuance	272	3	7,264	—	—	7,267	
Exercise of options	143	2	2,636	—	—	2,638	
BALANCES, DECEMBER 31, 1999	15,586	156	99,671	14,825	(322)	114,330	
Net income	—	—	—	15,153	—	15,153	$15,153
Unrealized gain on investments	—	—	—	—	950	950	950
Comprehensive income	—	—	—	—	—	—	$16,103
Exercise of options	179	2	3,459	—	—	3,461	
BALANCES, DECEMBER 31, 2000	15,765	158	103,130	29,978	628	133,894	
Net loss	—	—	—	(950)	—	(950)	$ (950)
Unrealized gain on investments	—	—	—	—	368	368	368
Comprehensive loss	—	—	—	—	—	—	$ (582)
Exercise of options	7	—	109	—	—	109	
Acquisition and retirement of common stock	(1,054)	(11)	(15,474)	—	—	(15,485)	
BALANCES, DECEMBER 31, 2001	14,718	$147	$87,765	$29,028	$996	$117,936	

See accompanying notes to consolidated financial statements.

→Consolidated statements of cash flow

Year Ended December 31, (Dollars in Thousands)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (950)	$ 15,153	$ 18,858
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	1,493	1,352	1,048
Bad debt-sponsorship partner	—	6,320	—
In-kind revenue	—	(1,084)	(2)
Net loss (gain) from sale/disposal of property and equipment	1,975	(29)	1
Impairment of goodwill	5,628	—	—
Deferred income taxes	(1,208)	(2,014)	523
Changes in assets and liabilities that provided (used) cash:			
Accounts receivable	83	(3,118)	(4,072)
Inventory	81	160	(240)
Prepaid expenses	(2,238)	(305)	69
Other assets	(2)	117	(160)
Accounts payable	1,034	(156)	185
Accrued liabilities	6,320	1,100	(1,407)
Unearned revenue	(941)	(2,429)	608
Deposits	(778)	778	—
Net cash provided by operating activities	10,797	15,845	15,411
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of subsidiaries	—	—	(1,858)
Purchase of investments	(60,950)	(90,255)	(41,181)
Proceeds from sale and maturities of investments	71,903	84,757	10,381
Notes receivable	2,682	622	870
Acquisition of property and equipment	(880)	(2,353)	(1,035)
Proceeds from sale of property and equipment	86	235	—
Acquisition of trademark	(1)	(24)	(43)
Net cash provided by (used in) investing activities	12,840	(7,018)	(32,866)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments on long-term debt	—	—	(314)
Exercise of options	109	3,461	2,638
Repurchase of common stock	(15,485)	—	—
Issuance of common stock (net of underwriting discount and offering costs)	—	—	7,267
Net cash provided by (used in) financing activities	(15,376)	3,461	9,591
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,261	12,288	(7,864)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	19,504	7,216	15,080
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 27,765	$ 19,504	$ 7,216
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Income taxes	$ 3,189	$ 8,934	$ 11,046
Interest	$ 5	$ —	$ 24

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES—During 2001, 2000 and 1999, the Company received property and equipment worth approximately $0, $1.1 million and $2,000 respectively, in exchange for sponsorship privileges to the providers.

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization. CART, Inc., ("CART") (a Michigan corporation) was organized as a not-for-profit corporation in 1978, with its main purpose
being to promote the sport of automobile racing, primarily open-wheel type racing cars. As of January 1, 1992, the entity became a for-profit corporation and continued to use the CART name.

In December 1997, Championship Auto Racing Teams, Inc., (a Delaware corporation) was formed to serve as a holding company for CART and its subsidiaries (the "Reorganization"). Each outstanding share of common stock of CART was acquired in exchange for 400,000 shares of common stock of the Company. References to the "Company" mean Championship Auto Racing Teams, Inc. and its subsidiaries.

Principles of Consolidation. The consolidated statement of income includes the operations of the Company, CART and its wholly-owned subsidiary corporations CART Properties, Inc. and CART Licensed Products, Inc., American Racing Series, Inc. ("ARS") and Pro-Motion Agency Ltd. ("Pro-Motion"), both wholly-owned subsidiaries of the Company. All significant intercompany balances have been eliminated in consolidation.

Operations. The Company is the sanctioning body responsible for organizing, marketing and staging each of the racing events for the open-wheeled motorsports series — the CART Championship. The Company stages events at four different types of tracks, including superspeedways, ovals, temporary road courses and permanent road courses, each of which require different skills and disciplines from the drivers and teams.

Substantially all of the Company's revenue is derived from sanction fees, sponsorship revenues, television revenues and engine leases, rebuilds and wheels sales, each of which is dependent upon continued fan support and interest in CART race events. Sanction fee revenues are fees paid to the Company by track promoters to sanction a CART event at the race venue and to provide the necessary race management.Beginning in 2002, the Company will be co-promoting and/or self-promoting certain events. The Company receives sponsorship revenues from companies who desire to receive brand and product exposure in connection with CART races. Pursuant to broadcast agreements, the Company generates revenues for the right to broadcast the races, with revenues based upon viewership with a minimum guarantee for our contracts through 2001 and for certain international contracts for 2002. Also in 2002, the Company will buy the air-time and pay for production for certain races and receive the advertising inventory for those races. The Company receives revenue from engine leases and rebuilds and wheel sales from teams racing in the Dayton Indy Lights Championship (the "DILC") operated by ARS. This revenue source will cease beginning in 2002, as the Company discontinued the DILC at the conclusion of the 2001 season. (See Note 11) The Company also receives revenues from royalty fees paid for licenses to use servicemarks of the Company, various drivers, teams, tracks and industry sponsors for merchandising programs and product sales.

Inventory. Inventory consists of wheels, parts and merchandise, which are stated at the lower of cost or market on a first-in, first-out basis.

Property and Equipment. Property and equipment are stated at cost and are depreciated using the straight-line and accelerated methods over their estimated useful lives which range from 3 to 20 years. Leasehold improvements are amortized over the shorter of the life of the leases or the remaining useful life of the leasehold improvements.

Revenue Recognition. Recognition of revenue from race sanction agreements is deferred until the event occurs. Sponsorship revenue and engine lease revenue are recognized ratably over the period covered by the agreement. Non-cash sponsorship revenue, such as vehicles or equipment received in exchange for sponsorship privileges to the providers, is recognized when it is received. Television revenue is recognized ratably over the race schedule. Engine rebuilds and wheel sales are recognized when the product is delivered to the customer. Other revenues include membership and entry fees, contingency awards money and royalty income. Membership and entry fees and contingency award money are recognized ratably over the race schedule. Royalty income is recognized as the related product sales occur or on a monthly basis based on a minimum guarantee.

Cash and Cash Equivalents. Cash and cash equivalents include investments with original maturities of three months or less at the date of original acquisition.

Short-term Investments. The Company's short-term investments are categorized as available-for-sale, as defined by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity as accumulated other comprehensive income until realized. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

Goodwill. Goodwill represents the excess of the purchase price of ARS and B.P. Automotive, Ltd. ("BP") and Pro-Motion over the fair value of the net tangible and identifiable intangible assets of these acquisitions. Also included in goodwill is the purchase of the 45% minority interest of CART Licensed Products, L.P. Goodwill is stated at cost and is amortized on a straight-line basis over 40 years. The Company assesses goodwill for impairment under Financial Accounting Standards Board's ("FASB") SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of fair value based on future profitability and cash flows. In 2001, the operations of ARS were discontinued, and as a result, the associated goodwill was deemed impaired. (See Note 11)

Management Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2001 and 2000, and the reported amounts of revenues and expenses during the periods presented. The actual outcome of the estimates could differ from the estimates made in the preparation of the consolidated financial statements.

Financial Instruments. The fair values and carrying amounts of certain of the Company's financial instruments, primarily accounts receivable, accounts payable and accrued liabilities, are approximately equivalent due to the short-term nature of the instruments.

Accounting Pronouncements. The Company has adopted SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities," effective January 1, 2001. Management has determined that the impact of adoption of SFAS No. 133 on the Company's financial position, results of operations and cash flows is insignificant.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests accounting method. The adoption of SFAS No. 141 did not have an impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement changes the accounting and reporting for goodwill and other intangible assets. Upon adoption of this statement, goodwill will no longer be amortized; however, tests for impairment will be performed annually or when a triggering event occurs. This statement will apply to assets acquired after June 30, 2001, and existing goodwill and other intangible assets upon the adoption of SFAS No. 142, in fiscal 2002.

The Company is evaluating the effect of SFAS No. 142 on the consolidated financial statements related to the impairment testing of goodwill. Pre-tax amortization of goodwill and other intangibles for the 12 months ended December 31, 2001 and 2000 was approximately $170,000 (exclusive of the impairment of goodwill related to DILC) and $220,000, respectively.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." This statement retains the impairment loss recognition and measurement requirements of SFAS No. 121. In addition, it requires that one accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. The Company is required to adopt this statement effective January 1, 2002, and has not determined the impact, if any, that this statement will have on its financial position or results of operations.

Reclassifications. Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements in order for them to conform to the 2001 presentation.

2. PUBLIC OFFERINGS

Secondary Offering. In May 1999, the Company completed the registered public offering of 1,816,500 shares of common stock that was sold by certain selling shareholders. In addition, upon exercise of the underwriters' over-allotment option, 272,475 shares of common stock were sold by the Company for $28 per share with net proceeds of approximately $7.2 million (less underwriting discounts and commissions and offering expenses).

3. SHORT-TERM INVESTMENTS

The following is a summary of the estimated fair value of available-for-sale short-term investments by balance sheet classification at December 31:

(In Thousands)	Cost	Fair Value	Gross Unrealized Gain	Gross Unrealized Loss
2001				
Letters of credit	$ 8,167	$ 8,167	$ —	$ —
Corporate bonds	507	511	4	—
U.S. agencies securities	77,951	78,943	992	—
Total short-term investments	$86,625	$87,621	$996	$ —
2000				
Corporate bonds	$ 1,502	$ 1,507	$ 5	$ —
U.S. agencies securities	96,076	96,699	623	—
Total short-term investments	$97,578	$98,206	$628	$ —

Proceeds from sales of investments were approximately $2.4 million and $95.1 million in 2001 and 2000, respectively. In 2001 and 2000, gross gains and losses on such sales were not significant. Contractual maturities range from less than one year to two years. The weighted average maturity of the portfolio does not exceed one year.

4. NOTE RECEIVABLE

In May 1998, the Company entered into an agreement with a promoter whereby the Company provided financing for certain expenses associated with a CART sanctioned event in Brazil. The original amount of the note receivable of $4.1 million related to costs incurred by the Company during the 1998 event was to be repaid in five equal annual instalments of $819,000 over the life of the sanction agreement through the year 2003. Subsequent to December 31, 2000, the Company cancelled the 2001 race in Brazil due to the default by the City of Rio de Janeiro in its agreement with the Company. The note receivable from the Brazilian promoter was to be repaid in equal annual installments over the life of the sanction agreement. Due to the uncertainty of future races in Brazil, a letter of credit was received from the Brazilian promoter to secure payment of the remaining balance of the note receivable by May 15, 2001. We received payment for the entire note receivable in May 2001.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

(In Thousands)	2001	2000	Useful Life (In Years)
Engines	$ 2,456	$ 2,397	Fully depreciated
Equipment	4,890	4,448	5-20
Furniture and fixtures	413	405	10
Vehicles	3,553	3,562	5-7
Other	215	230	5 (except leasehold improvements)
Total	11,527	11,042	
Less accumulated depreciation	(6,695)	(3,715)	
Property and equipment (net)	$ 4,832	$ 7,327	

During 2001 and 2000, the Company received vehicles worth approximately $0 and $1.1 million, respectively, in exchange for sponsorship privileges to the providers. The revenues associated with these vehicles are included in sponsorship revenue and other revenue.

6. CAPITAL STOCK

During the year ended December 31, 2001, the Company repurchased and retired 1,054,000 shares of its common stock for an aggregate cost of $15.5 million, pursuant to its stock repurchase program authorized by the Board of Directors in April 2001. The program allows the Company to repurchase up to 2.5 million shares of its outstanding common stock from time to time in open market or privately negotiated transactions. Repurchases under the program will be made at the discretion of management based upon market, business, legal, accounting and other factors, and accordingly, there is not a guarantee as to the timing or number of shares to be repurchased.

7. OPERATING LEASES

The Company has entered into various non-cancelable operating leases for office space and equipment which expire through 2004. Total rent expense for these operating leases were approximately $638,000, $594,000 and $483,000 for 2001, 2000 and 1999, respectively. Approximate future minimum lease payments under non-cancellable operating leases are as follows:

Year ending December 31: (In Thousands)	
2002	$294
2003	34
2004	7
Total	$335

8. INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Realization of the Company's deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

The tax effects of temporary differences giving rise to deferred tax assets and liabilities at December 31 are as follows:

(In Thousands)	2001	2000
Current deferred tax assets (liabilities):		
Allowance for doubtful accounts	**$ 2,853**	$ 2,457
Net capital loss carryforwards	**55**	66
State taxes	**(52)**	(38)
Net current deferred tax asset	**$ 2,856**	$ 2,485
Non-current deferred tax assets (liabilities):		
Basis difference in fixed assets	**$ (628)**	$ (842)
Goodwill	**(64)**	(292)
Charitable contribution carryforwards	**186**	—
Tax credit carryforwards	**209**	—
Net non-current deferred tax liability	**$ (297)**	$(1,134)

The provision (benefit) for income taxes consists of the following at December 31:

	2001	2000	1999
Current	**$ 671**	$10,534	$10,342
Deferred (credit)	**(1,183)**	(2,014)	523
Total	**$ (512)**	$ 8,520	$10,865

The reconciliation of income tax expense (benefit) computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

	2001	2000	1999
Tax at U.S. federal statutory rate	**(35.0)%**	35.0%	35.0%
State income tax	**0.3**	1.9	1.9
Meals and entertainment	**(8.9)**	0.5	0.3
Tax exempt interest	**—**	(1.2)	(0.7)
Other	**8.6**	(0.2)	0.1
Total	**(35.0)%**	36.0%	36.6%

9. EMPLOYEE BENEFIT PLANS

In 1991, the Company began a 401(k) savings plan (the "plan"). Contributions to the plan are in the form of employee salary deferral, subject to discretionary employer-matching contributions. The Company's contributions to the plan were approximately $86,000, $95,000 and $90,000 in 2001, 2000 and 1999, respectively.

10. DEBT

At December 31, 2001 and 2000, the Company had an unused bank line of credit of $1.5 million. There were no amounts outstanding at December 31, 2001 and 2000. Advances on the line of credit are payable on demand, with interest at the bank's prime rate. The line of credit is secured by the Company's deposits with the bank.

11. ASSET IMPAIRMENT AND STRATEGIC CHARGES

During the third quarter of 2001, the Board of Directors of the Company adopted a formal exit plan with respect to the discontinuance of the DILC effective at the conclusion of the 2001 race season. This decision resulted from an in-depth analysis of the Company's development series conducted by management of the Company and Bain & Company, an independent consulting company. The analysis was initiated to determine the future viability of the DILC, operated by ARS. This analysis included discussions with DILC team owners and employees and discussions with Toyota Atlantics Championship ("TAC") team owners and employees. The TAC is operated by Pro-Motion. The analysis was completed in July, 2001.

The Company reviewed the financial and operational performance of the DILC and the TAC. Based upon such analysis, and based upon the information gathered in discussions with team owners and employees, management of →

the Company concluded that due to the current environment for open-wheel racing in the United States, CART can support only one development series at this level. CART had many discussions with sponsors of the DILC and the TAC and concluded that the support of Toyota with the TAC and the equipment contracts in place for TAC supported the decision to discontinue the DILC at the conclusion of the 2001 race season to focus its support and efforts on one development series.

In 2001, the Company recorded charges of $8.5 million related to the formal exit plan for the discontinuance of operations of the DILC. The Company recorded charges of $7.6 million related to the impairment of goodwill ($5.6 million) and a write-down of the carrying value of property and equipment ($2.0 million). The carrying value of the property and equipment that has been impaired primarily relates to engines owned by ARS and used in the DILC. The Company has not identified any potential purchaser of the engines, and does not believe that there is a ready market for such engines. The Company also recorded charges of $885,000 resulting from management's estimate of certain expenses following the decision by the Company to discontinue the DILC operations. These charges included provisions for doubtful accounts, severance payments and other settlement charges.

12. COMMITMENTS AND CONTINGENCIES

Revenue Agreements. The Company has entered into promoter, sponsorship and television agreements that extend through various dates, with the longest date expiring in the 2008 racing season. Under the promoter agreements, the Company is obligated to sanction CART Championship racing events and provide related race management functions. Under the sponsorship agreements, the Company grants certain corporations official sponsorship status. In return, the corporations receive recognition and status rights, event rights and product category exclusivity rights. Television agreements with various broadcast companies include production, sales and worldwide distribution of the Company's events.

Insurance. The Company is self-insured for the deductible amount ($50,000) on an insurance policy which provides accident medical expense benefits for participants of CART sanctioned races. Losses above the deductible amount are covered by the insurance policy.

Employment Agreements. The Company has employment agreements with several of its officers. The employment agreements expire at various dates through December 2004. Certain of the employment agreements provide for a multiple of the individual's base salary in the event there is a termination of their employment as a result of a change in control in the Company.

Litigation. On September 8, 2000, a complaint for damages was filed against the Company in the Superior Court of the State of California, County of Monterey. This lawsuit was filed by the heirs of Gonzalo Rodriguez, a race car driver who died on September 11, 1999 while driving his race car at the Laguna Seca Raceway in a practice session for the CART race event. The suit sought damages in an unspecified amount for negligence and wrongful death.

On November 5, 2001, a release signed by Mr. Rodriguez was upheld by the Court and the causes of action for negligence dismissed based on defendants' motion for summary judgment. The remaining count in the lawsuit is for willful and/or reckless conduct.

On October 30, 2000, a complaint for damages was filed against the Company in the Superior Court of the State of California, County of San Bernardino. This lawsuit was filed by the estate of Greg Moore, a race car driver who died on October 31, 1999 while driving his race car at the California Speedway during the CART race event. The suit seeks actual and punitive damages from the Company in an unspecified amount for breach of duty, wanton and reckless misconduct, breach of implied contract, battery, wrongful death and negligent infliction of emotional distress. A motion for summary judgement was filed by all of the defendants on March 15, 2002. The Company intends to vigorously defend itself in each of these lawsuits and does not believe that it is liable for either of these incidents. The Company requires each promoter to indemnify it against any liability for personal injuries sustained at such promoter's racing event. In addition, the Company requires each promoter to carry liability insurance, naming the Company as a named insured. The Company also maintains liability insurance to cover racing incidents. Management does not believe that the outcome of these lawsuits will have a material adverse affect on the Company's financial position or future results of operations.

On November 8, 2001, two former team owners, Della Penna Motorsports and Precision Preparation, Inc., filed suit against the Company in the Circuit Court for the County of Wayne, State of Michigan, each alleging damages in excess of $1.0 million for breach of contract, promissory estoppel, misrepresentation and tortious interference with contract and business expectancy. The Company intends to vigorously defend itself in this lawsuit and does not believe the lawsuit has merit. Management does not believe that the outcome of this lawsuit will have a material adverse affect on the Company's financial position or future results of operations.

The Company is involved in other litigation not specifically identified above and does not believe the outcome of any of this litigation will have a material adverse affect on its financial position or future results of operation.

13. BAD DEBT - SPONSORSHIP PARTNER

Bad debt expense in 2000 of $6.3 million relates to a charge associated with the Company's sponsorship agreement with ISL Marketing AG ("ISL"). In 1998, ISL signed a nine (9) year contract to become the Company's exclusive marketing agent for solicitation of sponsorship agreements. The contract guaranteed the Company a minimum amount of sponsorship revenue for each year of the agreement. Following discussions with ISL, it was determined that ISL did not intend to fulfill its commitment with respect to the remaining years of the agreement under its original terms and collectability of the guarantee for 2000 was uncertain. In June 2001, ISL declared bankruptcy in Switzerland.

14. SEVERANCE EXPENSE

During 2001, the Company recorded severance expense relating to the voluntary and involuntary resignation of certain employees, including the Company's President/CEO. These expenses amounted to $4.3 million ($2.8 million net of tax) and are included in administrative and indirect expenses.

In June 2000, the Company's President/CEO announced his resignation. The former President/CEO entered into a severance agreement where the Company recorded a one-time severance payment of $2.8 million ($1.8 million net of tax).

At December 31, 2001 and 2000, severance payments of $3.8 million and $1.2 million, respectively, were accrued

15. STOCK OPTION PLANS

1997 Stock Option Plan. In December 1997, the Board of Directors of the Company (the "Board") authorized, and the stockholders of the Company approved, a stock incentive plan for executive and key management employees of the Company and its subsidiaries, including a limited number of outside consultants and advisors, effective as of the completion of the initial public offering ("IPO") (the "1997 Stock Option Plan"). Under the 1997 Stock Option Plan, key employees, outside consultants and advisors (the "Participants") of the Company and its subsidiaries (as defined in the 1997 Stock Option Plan) may receive awards of stock options (both Nonqualified Options and Incentive Options, as defined in the Stock Option Plan). A maximum of 2,000,000 shares of common stock are subject to the 1997 Stock Option Plan. Options granted vest pro-rata over a three-year period. No stock option is exercisable after ten years from the date of the grant, subject to certain conditions and limitations. The purpose of the 1997 Stock Option Plan is to provide the Participants (including officers and directors who are also key employees) of the Company and its subsidiaries with an increased incentive to make significant contributions to the long-term performance and growth of the Company and its subsidiaries.

In addition, in December 1997, the Board and the stockholders of the Company approved a Director Option Plan permitting the granting of non-qualified stock options ("Director NQSOs") for up to 100,000 shares of common stock to directors of the Company who are neither employees of the Company nor affiliates of a race team which participates in CART race events (an "Independent Director"). Each person who is first elected or appointed to serve as an Independent Director of the Company is automatically granted an option to purchase 10,000 shares of Company common stock. In addition, each individual who is re-elected as an Independent Director is automatically granted an option to purchase 5,000 shares of Company common stock each year on the date of the annual meeting of stockholders. Each of the options automatically granted upon election, appointment or re-election as an Independent Director are exercisable at a price equal to the fair market value of the common stock on the date of grant. In addition, each Independent Director may elect to receive stock options in lieu of any director's fees payable to such individuals.

All Director NQSOs are immediately exercisable upon grant. The exercise price for all options may be paid in cash, shares of common stock of the Company or other property. If an Independent Director dies or becomes ineligible to participate in the Director Option Plan due to disability, his Director NQSOs expire on the first anniversary of such event. If an Independent Director retires with the consent of the Company, his Director NQSOs expire 90 days after his retirement. In no event may a Director NQSO be exercised more than ten years from the date of grant. As of December 31, 2001 and 2000, there were 72,500 and 87,500, respectively, Director NQSOs issued and outstanding.

In May 2001, the Company's Board of Directors authorized and the stockholders of the Company approved a 2001 Long Term Stock Incentive Plan ("2001 Stock Option Plan"), which provides for grants of stock options to eligible participants including employees, officers, directors, consultants and other key persons. (See 2001 Stock Option Plan)

No further options will be granted under either the 1997 Stock Option Plan or the Director's Stock Option Plan

The following table summarizes information about stock options under the 1997 Stock Option Plan and Directors Stock Option Plan during 2001, 2000 and 1999 as follows:

1997 Director & Stock Option Plan	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding December 31, 1998 (15,000 are exercisable)	1,202,500	4.2	$ 16.03	—
Granted	122,750	5.1	27.90	$10.99
Exercised	(142,427)	—	16.00	—
Forfeited	(16,535)	—	22.26	—
Options outstanding December 31, 1999 (357,559 are exercisable)	1,166,288	3.4	$ 17.20	—
Granted	439,650	9.6	21.28	10.70
Exercised	(178,899)	—	16.00	—
Forfeited*	(721,550)	—	16.26	—
Options outstanding December 31, 2000 (274,157 are exercisable)	705,489	7.6	$ 20.99	—
Granted	—	—	—	—
Exercised	**(6,667)**	—	**16.00**	—
Forfeited	**(96,250)**	—	**24.18**	—
Options outstanding December 31, 2001 (402,477 are exercisable)	**602,572**	**6.6**	**$20.50**	

* 600,000 options were forfeited in exchange for a severance payment made to the Company's former CEO.

The weighted average price of exercisable options at December 31, 2001 was $20.00. Options outstanding at December 31, 2001 have a range in exercise price from $16.00 to $29.63.

At December 31, 2001, 2000 and 1999, an additional 0 shares, 1,173,185 shares and 891,285 shares, respectively, were reserved for issuance under the 1997 Stock Option Plan and Directors Stock Option Plan.

2001 Stock Option Plan. The 2001 Stock Option Plan authorizes the grant to participants of options to purchase up to 1,500,000 shares of the Company's common stock. This plan was designed to provide an additional incentive for key participants for the Company's success and to provide incentives to exert maximum efforts for the success of the Company by giving them the opportunity to continue to acquire a proprietary interest in the Company and to participate in its success.

No officer may be granted more than 500,000 options during any one fiscal year. Options are granted only to employees, officers, directors, consultants and other persons providing key services to the Company or a subsidiary and the purchase price of each option granted cannot be less than 100% of the fair market value of the common stock on the date of grant.

Options granted under the 2001 Stock Option Plan are incentive stock options or non-qualified stock options as defined under the Internal Revenue Code of 1986, as amended. The shares issued upon the exercise of options granted may be previously unissued shares, reacquired shares or shares bought in the market. The purchase price for all shares purchased pursuant to options exercised must be either paid in cash, or paid in full in common stock of the Company valued at fair market value on the date of exercise, or a combination of cash and common stock.

The term of each option may not exceed ten years and, additionally, may not exceed twelve months following the termination of providing services to the Company, unless modified by the Compensation Committee.

2001 Stock Option Plan	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding December 31, 2000 (0 are exercisable)	—	—	—	—
Granted	851,250	9.8	$15.35	$7.47
Exercised	—	—	—	—
Forfeited	2,800	—	14.68	—
Options outstanding December 31, 2001 (40,000 are exercisable)	848,450	9.8	$15.30	

The weighted average price of exercisable options at December 31, 2001 was $14.52. Options outstanding at December 31, 2001 have a range in exercise price from $13.30 to $16.11. At December 31, 2001, 651,550 shares were reserved for issuance under the 2001 Stock Option Plan. As permitted by SFAS No. 123, the Company has chosen to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for its stock options granted to employees and directors. Under APB No. 25, the Company does not recognize compensation expense on the issuance of its stock options because the option terms are fixed, and the exercise price equals the market price of the underlying stock on the grant date.

However, as required by SFAS No. 123, the Company has calculated pro forma information as if it had determined compensation cost based on the fair value at the grant date for its stock options granted to employees and directors. In accordance with SFAS No. 123, for the year ended December 31, 2001, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for pro forma purposes with the following assumptions used for all grants: expected volatility of 30%, expected dividend yield of 0%, risk-free interest rate of 4% and an expected life of 10 years. For the year ended December 31, 2000, the fair value of option grants was estimated on the date of grant using the Black-Scholes option-pricing model for pro forma purposes with the following assumptions used for all grants: expected volatility of 27%, expected dividend yield of 0%, risk-free interest rate of 5% and an expected life of 10 years. For the year ended December 31, 1999, the fair value of option grants on the date of grant using the Black-Scholes option-pricing model for pro forma purposes with the following assumptions used for all grants: expected volatility of 30%, expected dividend yield of 0%, risk-free interest rate of 5% and an expected life of 5 years. Had the Company determined compensation cost based on the fair value at the grant date for its stock under SFAS No. 123, net earnings (loss) and diluted earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

(In Thousands, Except Earnings (Loss) Per Share)	2001	2000	1999
Net earnings (loss)			
As reported	$ (950)	$15,153	$18,858
Pro forma	$(1,787)	$14,433	$17,142
Diluted earnings (loss) per share			
As reported	$ (0.06)	$ 0.97	$ 1.19
Pro forma	$ (0.12)	$ 0.92	$ 1.08

16. SEGMENT REPORTING

The Company has one reportable segment, racing operations.

This reportable segment encompasses all the business operations of organizing, marketing and staging all of our open-wheel racing events.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company's long-lived assets are substantially used in the racing operations segment in the United States. The Company evaluates performances based on income before income taxes.

Year Ended December 31, (In Thousands)	Racing Operations	Other*	Totals
2001			
Revenues	**$69,915**	**$ 348**	**$70,263**
Interest income (net)	**7,013**	**20**	**7,033**
Depreciation and amortization	**1,395**	**98**	**1,493**
Segment loss before income taxes	**(1,421)**	**(41)**	**(1,662)**
2000			
Revenues	$ 74,425	$ 623	$ 75,048
Interest income (net)	7,447	16	7,463
Depreciation and amortization	1,250	102	1,352
Segment income (loss) before income taxes	24,135	(462)	23,673
1999			
Revenues	$ 67,195	$1,581	$ 68,776
Interest income (expense) (net)	5,289	(34)	5,255
Depreciation and amortization	960	88	1,048
Segment income before income taxes	29,544	179	29,723

*Segment is below the quantitative thresholds for presentation as a reportable segment. This segment is related to the Company's licensing royalties.

Reconciliations to consolidated financial statement totals at December 31 are as follows:
(In Thousands)

	2001	2000
Total assets for reportable segment	**$131,901**	$143,095
Other assets	**1,040**	1,006
Total consolidated assets	**$132,941**	$144,101
Total liabilities for reportable segment	**$ 14,647**	$ 9,910
Other liabilities	**358**	297
Total consolidated liabilities	**$ 15,005**	$ 10,207

Domestic and foreign revenues, which are allocated to each country based on sanction fees, sponsorship revenues and television revenues, for each of the three years ended December 31 were as follows:
(In Thousands)

	2001	2000	1999
United States	**$40,717**	$53,261	$48,518
Canada	**7,032**	7,618	7,037
Other foreign countries	**22,514**	14,169	13,221
Total	**$70,263**	$75,048	$68,776

17. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share ("EPS") excludes dilution and is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the period.Diluted EPS reflects the potential dilution of securities that could share in the earnings.

Shares contingently issuable relate to shares that would have been outstanding under certain stock option plans (see Note 15) upon the assumed exercise of dilutive stock options.

Year Ended December 31, (In Thousands, Except Earnings Per Share)	2001	2000	1999
Net income (loss)	**$ (950)**	$15,153	$18,858
Basic EPS:			
Weighted average common shares outstanding	**15,289**	15,624	15,427
Net earnings (loss) per common share, basic	**$(0.06)**	$ 0.97	$ 1.22
Diluted EPS:			
Weighted average common shares outstanding	**15,289**	15,624	15,427
Shares contingently issuable	**—**	33	481
Shares applicable to diluted earnings	**15,289**	15,657	15,908
Net earnings (loss) per common share, diluted	**$(0.06)**	$ 0.97	$ 1.19

The total number of shares excluded from the calculation of diluted net loss per share prior to application of the treasury stock method was 1,000 for the year ended December 31, 2001.

18. RELATED PARTY TRANSACTIONS

The Company receives sanction fees from promoters affiliated with certain of its directors. Total sanction fee revenue related to these entities for 2001, 2000 and 1999 was approximately $12.7 million, $6.4 million and $5.6 million, respectively. No sanction fees from a single related entity provided more than 10% of the Company's revenues in 2001, 2000 and 1999.

The Company rented track facilities from promoters affiliated with certain of its directors. Total track rental expense related to these entities for 2001, 2000 and 1999 was approximately $59,000, $28,000 and $20,000, respectively.

At December 31, 2001 and 2000, the Company has accounts receivable of approximately $1.7 million and $1.0 million, respectively, due from related parties affiliated with certain of its directors.

The Company receives entry fees and other race-related income to participate in the CART Championship from teams affiliated with certain directors. Such fees received from these certain related parties amounted to $710,000, $1.4 million and $1.2 million in 2001, 2000 and 1999, respectively.

The Company disburses purse winnings and awards to teams affiliated with certain of its directors. Total purse winnings and awards related to these entities for 2001, 2000 and 1999 were $6.4 million, $10.1 million and $9.8 million, respectively.

The Company paid for at-track rights to promoters affiliated with certain of its directors in order to satisfy contractual obligations with certain sponsors. Total at-track rights related to these entities for 2001, 2000 and 1999 were $500,000, $800,000 and $800,000, respectively.

The Company paid for marketing expenses to promoters affiliated with certain of its directors. Total marketing expenses related to these entities for 2001, 2000 and 1999 were $616,000, $0 and $0, respectively.

The Company subsidized overseas travel expense for teams affiliated with certain of its directors. Total travel reimbursements for 2001, 2000 and 1999 were $1.7 million, $0 and $0, respectively.

The Company records royalty expense paid to teams and promoters affiliated with certain of its directors. Total royalties for these entities for 2001, 2000 and 1999 were $40,000, $69,000 and $378,000, respectively.

At December 31, 2001 and 2000, the Company has accounts payable and royalties payable of approximately $442,000 and $237,000, respectively, due to related parties affiliated with certain directors.

In 2001, the Company repurchased 80,000 shares at the market price of $14.50 per share from a Director of the Company. The repurchase was made in compliance with the Company's repurchase program that was authorized by the Board of Directors in April 2001.

An officer of the Company is a principal in a law firm which received fees for legal services provided to the Company. Such fees amounted to approximately $126,000, $172,000 and $126,000 in 2001, 2000 and 1999, respectively.

19. SUMMARIZED QUARTERLY DATA (UNAUDITED)

Following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000.

(In Thousands, Except Earnings Per Share)	First	Second	Third	Fourth	Total
2001					
Total revenues	**$6,439**	**$19,785**	**$29,559**	**$14,480**	**$70,263**
Operating income (loss)	(1,849)	4,157	(4,439)	(6,364)	(8,495)
Net income (loss)	81	3,949	(1,710)[2]	(3,270)	(950)
Basic earnings (loss) per share	0.01	0.25	(0.11)	(0.21)	(0.06)
Diluted earnings (loss) per share	0.01	0.25	(0.11)	(0.21)	(0.06)
2000					
Total revenues	$7,848	$24,902	$27,756	$14,542	$75,048
Operating income (loss)	1,650	7,714	10,211	(3,365)	16,210
Net income (loss)	2,013	6,124	7,770	(754)[1]	15,153
Basic earnings (loss) per share	0.13	0.39	0.50	(0.05)	0.97
Diluted earnings (loss) per share	0.13	0.39	0.50	(0.05)	0.97

1 The Company recorded a bad debt expense of $6.3 million related to a charge associated with our sponsorship agreement with ISL. (See Note 13)

2 Includes asset impairment and strategic charges of $8.5 million relating to the discontinuance of our Indy Lights series and litigation expense of $3.5 million that was a result of a settlement with Texas Motor Speedway for the cancellation of a race that was to be held in April 2001.

→Corporate Information

DIRECTORS

Christopher R. Pook
President and Chief Executive Officer

Chip Ganassi
President of Chip Ganassi
Racing Teams, Inc.

Barry E. Green
Chairman and Chief Executive
Officer of Team KOOL Green, Inc.

James Grosfeld
Retired Chief Executive Officer
of Pulte Homes, Inc.

Carl A. Haas
President of Carl A. Haas
Racing Teams, Ltd.

James Hardymon
Retired Chairman and
Chief Executive Officer of Textron

Joseph H. Heitzler

James A. Henderson
Retired Chairman of the Board of
Cummins Engine Company, Inc.

U.E. Patrick
Founding member of CART
President of Patrick Racing

Frederick T. Tucker
Retired President, Semiconductor
Products Sector, and Executive Vice
President and Deputy to the Chief
Executive Office of Motorola, Inc.

Derrick Walker
President of Derrick Walker Racing, Inc.

OFFICERS

Championship Auto Racing Teams, Inc.
Christopher R. Pook
President and Chief Executive Officer

Thomas L. Carter
Chief Financial Officer/
Vice President of Administration

CART, INC.
Steve Fusek
Vice President of Marketing

John Lopes
Vice President of Racing Operations

Timothy A. Mayer
Vice President of Promoter Operations

Michael J. Mills
Secretary and General Counsel

Vicki O'Connor
President of Pro-Motion Agency, Ltd.
(Toyota Atlantic Series)

Adam Saal
Vice President of Communications

Rena Shanaman
Vice President of Joint Venture
Operations

Deborah M. Schneider
Vice President of Legal Affairs

CORPORATE OFFICES
Championship Auto Racing Teams, Inc.
755 West Big Beaver Road, Suite 800
Troy, Michigan 48084
248.362.8800 fax 248.362.8810
www.cart.com

AS OF JUNE 1, 2002
5350 Lakeview Parkway South
Indianapolis, Indiana 46268

INDEPENDENT AUDITORS
Deloitte & Touche, LLP

TRANSFER AGENT
Wells Fargo Minnesota, N.A.
Shareowner Services,
161 North Concord Exchange,
South St. Paul, Minnesota
55075-1139, 800.689.8788

CORPORATE COUNSEL
Baker & Hostetler
65 East State Street, Suite 2100
Columbus, Ohio 43215

ANNUAL REPORT TO THE SEC
A copy of the form 10-K, as filed with the Securities and Exchange Commission, is available to shareholders without charge upon written request to the Company.

STOCK EXCHANGE LISTING
Common Stock Trading Symbol on the
New York Stock Exchange: MPH

ANNUAL MEETING
10:00 a.m. on Tuesday, June 4, 2002
The Westin Indianapolis
50 South Capitol Avenue
Indianapolis, Indiana 46204

INVESTOR RELATIONS CONTACT
Rachelle Fergan and Greg Dana
Championship Auto Racing Teams, Inc.
755 West Big Beaver Road, Suite 800
Troy, Michigan 48084
248.362.8800
Email: cartbusiness@cart.com

C.A.R.T™ Championship Auto Racing Teams → THE SPEED OF OUR TIMES


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